UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Murano Global Investments plc
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

G63369105
(CUSIP Number)

Elías Sacal Cababié
C/O Murano Global Investments plc
25 Berkeley Square
London W1J 6HN
United Kingdom

Copy to:
Hugo Triaca
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G63369105
1	NAMES OF REPORTING PERSONS
Elías Sacal Cababié

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Personal Funds

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
69,100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
69,100,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Subject to the Lock-up Agreement discussed below in Item 4
**
The percentage of the ordinary shares beneficially owned is based on 79,242,873 ordinary shares of the Issuer outstanding as of March 27, 2024, as reported in the Issuer's report on Form 20-F furnished to the U.S. Securities and Exchange Commission on March 27, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Murano Global Investments PLC, a company incorporated organized under the laws of the Bailiwick of Jersey (with registered number 149873) (the “Issuer”), whose principal executive office is 25 Berkeley Square, London W1J 6HN, United Kingdom.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Elías Sacal Cababié (the “Reporting Person”), a citizen of Mexico. The business address of the Reporting Person is c/o Murano Global Investments PLC, 25 Berkeley Square, London W1J 6HN, United Kingdom. The Reporting Person’s present principal occupation is Chief Executive Officer and director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Business Combination Agreement , upon consummation of the Business Combination (as defined below), the Reporting Person received 69,100,000 ordinary shares the Issuer.

Item 4.	Purpose of Transaction

Business Combination

On March 20, 2024 (the “Closing Date”), the Issuer announced the completion of the previously announced business combination with HCM Acquisition Corp, a Cayman Islands exempted company (“HCM”), pursuant to the amended & restated business combination agreement, dated as of August 2, 2023, by and among the Company, HCM, MURANO PV, S.A. de C.V., a Mexican corporation ("Murano"), the Reporting Person, ES Agrupación, S.A. de C.V., a Mexican corporation (the “ESAGRUP” and collectively with ESC, the “Seller”), Murano Global B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89192877 (“Dutch Murano”), MPV Investment B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands and registered with the Dutch trade register under number 89196651, (“Murano Holding” and together with Dutch Murano, the “Dutch Entities”) and Murano Global Cayman, a Cayman Islands exempted company incorporated with limited liability which is a direct wholly-owned subsidiary of the Issuer (“New CayCo” and together with the Company, Seller, the Issuer, Dutch Murano and Murano Holding, the “Murano Parties”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of December 31, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

In connection with, and prior to, the business combination, on March 1, 2024, Murano converted from a private limited company operating under the name “Murano Global Investments Ltd.” into a public limited company operating under the name “Murano Global Investments PLC”.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) New CayCo merged with and into HCM, the separate corporate existence of New CayCo ceasing with HCM being the surviving company (the “Surviving Company”) and a wholly owned direct subsidiary of the Issuer (the “Merger”) and (ii) HCM changed its name to “Murano Global Hospitality Corp”. The Surviving Company is centrally managed and controlled from, and resident for tax purposes in, the United Kingdom.

In addition, at the effective time of the Merger, (i) each issued and outstanding HCM ordinary share, par value $0.0001 per share (the “HCM Ordinary Shares”) was automatically canceled and extinguished, and each holder of HCM Ordinary Shares received merger rights representing a corresponding number of ordinary shares, no par value per share, of the Issuer (the “Issuer Ordinary Shares”), and (ii) each issued and outstanding warrant to purchase one HCM Ordinary Share automatically ceased to represent a right to acquire an HCM Ordinary Share and converted into and represent a right to acquire an Issuer Ordinary Share (each, an “Issuer Warrant”) and each Issuer Warrant (a) has an exercise price of $11.50 per whole warrant required to purchase one Issuer Ordinary Share, and (b) will expire on the five year anniversary of the Closing Date.

Registration Rights Agreement and Lock-Up Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into a Lock-Up Agreement with the certain Key Holders (as defined in the Amended & Restated Business Combination Agreement and who include the Reporting Person), which was subsequently amended and restated on December 31, 2023, pursuant to which each Key Holder has agreed not to transfer any Ordinary Shares of the Issuer (“Lock-Up Shares”) held by such Key Holder until the earliest of (a) two years after the Closing, (b) the date on which the last sale price of Lock-Up Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (c) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all [Public Shareholders] of the Issuer having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). In connection with the execution of the Amended & Restated Business Combination Agreement, the Issuer, certain equityholders of HCM, and certain equityholders of Murano (including the Reporting Person) entered into a Registration Rights Agreement containing customary registration rights for the Sponsor and such equityholders who are parties thereto.

General

The Reporting Person is the founder, and prior to the Business Combination the Chairman and Chief Executive Officer, of Murano, and acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

•	Amount beneficially owned: 69,100,000
•	Percent of Class: 87.2%
•	Number of shares the Reporting Person has:
o	Sole power to vote or direct the vote: 69,100,000
o	Shared power to vote: 0
o	Sole power to dispose or direct the disposition of: 69,100,000
o	Shared power to dispose or direct the disposition of: 0

The above shares are subject to the Lock-up Agreement discussed above in Item 4.

The above percentage is based on 79,242,873 ordinary shares of the Issuer outstanding following completion of the Business Combination.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the ordinary shares of the Issuer.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares held by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference.

Other than as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

4.1
Initial Business Combination Agreement, dated March 13, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ES Agrupación, S.A. de C.V., Murano Global B.V., MPV Investment B.V., and Murano Global Cayman (incorporated by reference to Exhibit 2.1 to the Prospectus)

4.2
Amended & Restated Business Combination Agreement, dated August 2, 2023, by and among HCM Acquisition Corp, MURANO PV, S.A. DE C.V., Elías Sacal Cababie, ES Agrupación, S.A. de C.V., Murano Global B.V., MPV Investment B.V., and Murano Global Cayman (incorporated by reference to Exhibit 2.1 to the Form 8-K filed August 7, 2023)

4.3
Amendment to the Amended & Restated Business Combination Agreement, dated December 31, 2023, by and among HCM Acquisition Corp, and MURANO PV, S.A. DE C.V. (included as Annex A to the Proxy Statement/Prospectus) (incorporated by reference to Exhibit 2.1 to the Form 8-K filed January 5, 2024)

4.4	Lock-up Agreement, dated March 20, 2024 between Murano Global Imvestments PLC and Elías Sacal Cababié
4.5
Registration Rights Agreement, dated January 20, 2022, by and among the HCM Acquisition Corp, the Sponsor and the Underwriter (incorporated by reference to Exhibit 10.2 on Form 8-K filed on January 25, 2022)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024

Elías Sacal Cababié
	By:	/s/ Elías Sacal Cababié
Name: Elías Sacal Cababié
Title: Chief Executive Officer